UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ______________

Commission file number 000-19969

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ArcBest 401(k) and DC Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ArcBest Corporation

8401 McClure Drive

Fort Smith, Arkansas 72916

ArcBest 401(k) and DC Retirement Plan

EIN 71-0673405 PN 002

Report of Independent Registered Public Accounting

Firm and Financial Statements

December 31, 2025 and 2024

ArcBest 401(k) and DC Retirement Plan

December 31, 2025 and 2024

Report of Independent Registered Public Accounting Firm

Audit Committee, Investment Committee, Plan Administrator, and Plan Participants

ArcBest 401(k) and DC Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of ArcBest 401(k) and DC Retirement Plan (Plan) as of December 31, 2025 and 2024 and the related statements of changes in net assets available for benefits for the years then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedules, Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2025 and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2025 and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2025, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/Forvis Mazars, LLP

We have served as the Plan’s auditor since 2004.

West Des Moines, Iowa

June 24, 2026

ArcBest 401(k) and DC Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2025 and 2024

	2025	2024
Cash	$5,382	$2,526

Investments, At Fair Value
Mutual funds	113,457,844	420,500,038
Collective trust funds	739,116,525	323,287,158
Employer stock fund	3,500,176	4,914,215
Self-directed brokerage accounts	9,977,806	9,889,909
	866,052,351	758,591,320

Receivables
Employer contributions	10,853,341	11,227,639
Notes receivable from participants	9,152,591	8,567,701
	20,005,932	19,795,340

Net Assets Available for Benefits	$886,063,665	$778,389,186

See Notes to Financial Statements

ArcBest 401(k) and DC Retirement Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2025 and 2024

	2025	2024

Contributions
Participants	$30,875,739	$30,256,677
Employer	20,577,250	20,045,698
Rollovers	1,681,233	4,030,394
Total contributions	53,134,222	54,332,769

Deductions
Benefits paid to participants	71,157,153	51,066,835
Administrative expenses	468,267	457,977
Total deductions	71,625,420	51,524,812

Net Investment Income
Net appreciation in fair value of investments	116,743,499	83,107,153
Interest and dividends	7,256,899	10,771,298
Other income	1,397,784	1,773,031
Net investment income	125,398,182	95,651,482

Interest Income on Notes Receivable from Participants	767,495	702,703

Transfers In from Other Plan	—	11,075

Net Increase	107,674,479	99,173,217
Net Assets Available for Benefits, Beginning of Year	778,389,186	679,215,969
Net Assets Available for Benefits, End of Year	$886,063,665	$778,389,186

See Notes to Financial Statements

ArcBest 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2025 and 2024

Note 1:Description of the Plan

The following description of the ArcBest 401(k) and DC Retirement Plan (the “Plan”) provides only general information. For a more complete description of the Plan’s provisions, participants should refer to the Plan document and Summary Plan Description, which are available from the Plan Administrator, ArcBest Corporation.

General

The Plan is a defined contribution plan sponsored by ArcBest Corporation which covers eligible employees of ArcBest Corporation and substantially all of its subsidiaries including: ABF Freight System, Inc.; ABF Cartage, Inc.; ArcBest II, Inc.; ArcBest Technologies, Inc.; ArcBest International, Inc.; and MoLo Solutions, LLC; (“Participating Companies” or collectively, the “Company”), except for employees of collective bargaining units, casual employees (defined as part-time employees who work less than thirty hours per week) who have not completed certain periods of service and leased employees.

The Plan provides a DC Retirement feature (the “DC feature”) for eligible employees. The DC feature of the Plan covers substantially all regular full-time employees of the Company, except for employees of collective bargaining units, casual employees who have not completed certain periods of service and leased employees. Employees participating in the DC feature are eligible to receive a discretionary annual contribution from the Company, which is subject to the provisions of the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Schwab Retirement Plan Services, Inc. is the Plan recordkeeper and Charles Schwab Trust Bank is the trustee and custodian of the Plan. State Street Bank and Trust Company serves as a directed sub-custodian and fund accountant of the ArcBest Corporation stock fund.

Contributions

For 2025 and 2024, the Plan allowed participants to contribute up to 75% of their annual compensation, as defined by the Plan, through salary deferral subject to certain limitations. In addition to regular pre-tax 401(k) contributions, the Plan allows for after-tax Roth 401(k) contributions. Employees are able to designate all or part of their elective contributions as after-tax Roth 401(k) contributions. Employee rollover contributions are also permitted. Under the Plan, certain Participating Companies provide Company 401(k) matching contributions to each participant’s account. Company 401(k) matching contributions may be made in the form of cash or ArcBest Corporation stock. The Company 401(k) matching contributions for the 2025 and 2024 plan years were made in the form of cash. For 2025 and 2024, the Company made matching contributions equal to 50% of an employee’s contributions, up to 6% of eligible compensation.

An additional annual 401(k) profit sharing Company contribution may be made at the discretion of each Participating Companies’ Board of Directors. For the years ended December 31, 2025 and 2024, no additional 401(k) Company profit sharing contributions were made. The Company accrued discretionary contributions related to the DC feature of the Plan of $10,539,847 and $11,083,757 for the 2025 and 2024 plan years, respectively. Discretionary Company contributions under the DC feature are made subsequent to year end to a participant’s account based on a percentage of the participant’s eligible compensation.

Participant Investment Account Options

Participants direct the investment of their contributions as well as the Company’s DC and matching contributions into various investment options offered by the Plan including mutual funds, collective trusts, and, for 401(k) employee and Company matching contributions, the ArcBest Corporation stock fund and the self-directed Schwab Personal Choice Retirement Account® (the “PCRA”). A participant’s investment in the ArcBest Corporation stock fund is generally limited to 10% of the participant’s 401(k) account balance. A participant’s investment in the PCRA is generally limited to 25% of the participant’s 401(k) account balance. Participants may change the allocation of their investments daily.

For participants who do not make their own elections, the Plan’s Qualified Default Investment Alternative (“QDIA”) is a Vanguard Target Date Retirement Fund, with the specific fund determined based on the participant’s date of birth.

The Plan’s investment committee may change the available investment options from time-to-time.

ArcBest 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2025 and 2024

Participant Accounts

Separate sources are maintained within a participant’s 401(k) account for 401(k) contributions, Roth 401(k) contributions, the Company’s matching contributions, and the Company’s discretionary contributions including contributions made pursuant to the DC feature. Each participant’s account is credited with related investment returns. Each participant’s account is also charged with an allocation of transaction processing and account administration fees, which are reflected in the accompanying statements of changes in net assets available for benefits as administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants in the Plan are immediately vested in their 401(k) contributions plus earnings thereon. Participants fully vest in the Company’s contributions and related earnings after three years of continuous service. Upon death, disability, or normal retirement, as defined by the Plan, participants become fully vested in the Company’s contributions and related earnings. Any unvested Company contributions and related earnings are generally forfeited upon termination.

Under the DC feature, participants rights to the Company’s discretionary contributions and related earnings fully vest only upon completion of three years of continuous service. Upon death, disability or normal retirement, as defined by the Plan, participants become fully vested in the Company’s discretionary contributions and related earnings.

Notes Receivable from Participants

Notes receivable from participants consist of participant loans. The Plan document includes provisions authorizing loans from the Plan to active eligible participants. Participants may borrow from their 401(k) account a minimum of $1,000 up to a maximum calculated as the lesser of 50% of their vested 401(k) account balance or $50,000 reduced by the participant’s highest loan balance in the preceding twelve-month period. The loans are secured by the balance in the participant’s account and are repayable generally over a period not to exceed five years (except for loans for the purchase of a principal residence). Interest on the loans is determined by the Plan Administrator based on reasonable rates of interest at prevailing rates for loans of a similar nature.

No loans are allowed under the DC feature.

Payment of Benefits

Upon termination of service, a participant is entitled to receive a lump-sum amount equal to the vested balance of the participant’s account, which will be paid either as a direct rollover or directly to the participant. The Plan also allows participants to elect payment of benefits in monthly, quarterly, semiannual, or annual installments upon termination of service in lieu of a lump-sum payment. The installments shall continue pursuant to such participant’s election until the earlier of full payment of the vested amounts in the participant’s accounts or the participant’s death. Amounts remaining after the participant’s death shall be paid in a lump-sum payment to the appropriate parties under the terms of the Plan.

Forfeited Accounts

Forfeited nonvested accounts reported under Common Collective Trust in the accompanying statement of net assets available for benefits totaled $646,457 and $187,587 at December 31, 2025 and December 31, 2024, respectively. These accounts will be used to reduce future employer contributions. Forfeitures of $200,000 and $1,100,292 were used to reduce the Company’s 401(k) matching contributions during the 2025 and 2024 plan years, respectively. Additionally, forfeitures of $650,000 and $0 were used to reduce the employer defined contributions for the 2025 and 2024 plan years, respectively.

Plan Termination

Although it has not expressed an intention to do so, any Participating Company, through action of its Board of Directors, has the right under the Plan to discontinue its contributions at any time and the Board of Directors of ArcBest Corporation, at its discretion, may terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account.

ArcBest 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2025 and 2024

Note 2:Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent liabilities at the date of the financial statements. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments. Quoted prices for mutual funds are the net asset value (“NAV”) of shares held by the Plan at the financial statement date. Common Stocks are valued at the closing price reported on the active market on which the securities are traded. See Note 3 for discussion of fair value measurements.

The Galliard Stable Return Fund C, an investment option of the Plan, is a collective trust fund managed by Galliard Capital Management. The Plan’s interest in the collective trust investment is valued at estimated fair value as provided by the Plan recordkeeper, which is based on information reported in the audited financial statements of the collective trust at year-end. The Fund seeks to provide investors with a moderate level of stable income without principal volatility and is designed for investors seeking more income than money market funds without the price fluctuation of stock or bond funds.

The Vanguard Fiduciary Trust Company Institutional Total Bond Market Index Trust, an investment option of the Plan, is a collective investment trust that is managed by Vanguard Fiduciary Trust Company. The Plan’s interest in the collective investment trust is valued at NAV, as determined by the trustee or Plan recordkeeper, based on the fair value of underlying investments reported in the audited financial statements of the collective investment trust at year-end. The Trust invests substantially all of its assets in Vanguard Total Bond Market Index Fund, which has the same investment objective as the Trust.

The Vanguard Fiduciary Trust Company Institutional 500 Index Trust, an investment option of the Plan, is a collective investment trust managed by Vanguard Fiduciary Trust Company. The Plan’s interest in the collective investment trust is valued at NAV, as determined by the trustee or Plan recordkeeper, based on the fair value of underlying investments reported in the audited financial statements of the collective investment trust at year-end. The Trust invests substantially all of its assets in individual securities included in the Standard & Poor’s 500 Index, holding them in approximately the same proportions as the index, with a principal objective to provide growth of capital and current income.

The Vanguard Fiduciary Trust Company Developed Market Index Trust, an investment option of the Plan, is a collective investment trust managed by Vanguard Fiduciary Trust Company. The Plan’s interest in the collective investment trust investment is valued at NAV, as determined by the trustee or Plan recordkeeper based on the fair value of underlying investments reported in the audited financial statements of the collective investment trust at year-end. The Trust seeks to track the performance of the FTSE Developed All Cap ex U.S. Index by investing substantially all of its assets in individual securities of non-U.S. developed market companies in approximately the same proportions as the index, with the objective of providing growth of capital and current income.

The Vanguard Target Retirement Trust II series, investment options of the Plan, are investments of the Vanguard Target Retirement Trust II Collective Trust. The Plan’s interest in the collective trust investments are valued at estimated fair value as provided by the Plan recordkeeper, which is based on information reported in the audited financial statements of the collective trusts at year-end. The collective trust investment in the Vanguard Target Retirement Trust II series are directly invested in a mix of Vanguard funds and trusts, whose principal objective is to provide growth of capital and current income consistent with its current target allocation by investing in a gradually more conservative mix of Vanguard funds and trusts.

The ArcBest Corporation stock fund is a unitized investment option, consisting of both ArcBest Corporation common stock and a money market fund, providing diversification within a single investment option. The unitized fund is not a registered security. The unit value reflects the aggregate market values of the underlying common stock and money market fund. The market value of the common stock component is calculated by multiplying the closing price of the ArcBest Corporation Common Stock on the NASDAQ Global Select Market  by the number of shares held in the fund. The carrying amount of the money market fund closely approximates its fair value.

ArcBest 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2025 and 2024

The Plan’s PCRA investment option is a self-directed brokerage account that allows participants to invest in investments of their choosing.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the date paid by the issuer. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. The accrual of interest on notes is discontinued at the end of the quarter during which the note becomes 90 days past due, unless the credit is well secured and in process of collection. Past due status is based on contractual terms of the note. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2025 and 2024.

All interest accrued but not collected remains as part of the balance due at the date the loan becomes a deemed distribution. Interest accrues until a loan is treated as a deemed distribution. Notes are returned to active status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. Delinquent notes that reach default status are treated as distributions based upon the terms of the Plan document.

Plan Tax Status

The Plan’s most recent determination letter is dated August 29, 2017. In the letter, the U.S. Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the U.S. Internal Revenue Code and, therefore, not subject to income tax. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan and related trust were designed and operated in compliance with the applicable requirements of the U.S. Internal Revenue Code as of and for the years ended December 31, 2025 and 2024.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

Administrative Expenses

All investment-related administrative charges are paid by the Plan as provided in the Plan document and are included in net appreciation in fair value of investments. All other expenses of maintaining the Plan may be paid by the Company or the Plan, at the Company’s discretion. Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Non-investment related fees are charged at an annual rate of $39 per participant. This fee is charged to participant accounts and paid out of plan assets and all revenue sharing is rebated back to participants.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Note 3:Fair Value of Plan Assets

Financial Accounting Standards Board Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 specifies a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels described as follows:

●	Level 1 — Quoted prices in active markets for identical assets or liabilities.
●	Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are

ArcBest 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2025 and 2024

observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
●	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Investments

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the years ended December 31, 2025 and 2024. The Plan had no liabilities measured at fair value on a recurring basis. In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis.

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. The Plan’s investments classified as Level 1 include ArcBest Corporation stock fund - common stock, ArcBest Corporation stock fund - money market fund, mutual funds and self-directed brokerage accounts, whose underlying assets are primarily Level 1.

If quoted market prices are not available, fair values are estimated by using pricing models or discounted cash flows with inputs derived from observable market data, quoted prices of securities with similar characteristics, or audited financial statements. The Plan’s collective trust investments, which are an observable input and are included in investments measured at net asset value. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. The Plan has no investments classified as Level 3.

During the year ended December 31, 2025, the ArcBest Corporation stock fund was reclassified from a Level 2 investment to a Level 1 investment with common stock and money market fund presented separately. During the year ended December 31, 2024, there were no investments transferred between levels of the fair value hierarchy.

ArcBest 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2025 and 2024

Recurring Measurements

The following table presents, for each of the fair value hierarchy levels, the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis at December 31, 2025 and 2024:

	2025
	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Total

Mutual funds	$113,457,844	$—	$—	$113,457,844
Self-directed brokerage accounts	9,977,806	—	—	9,977,806
ArcBest Corporation stock fund - common stock	3,412,517			3,412,517
ArcBest Corporation stock fund - money market fund	87,659	—	—	87,659
Total assets in fair value hierarchy	$126,935,826	$—	$—	$126,935,826

Investments measured at net asset value(a)
Collective trust funds(b)				739,116,525
Total investments at fair value				$866,052,351

	2024
	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Total

Mutual funds	$420,500,038	$—	$—	$420,500,038
Self-directed brokerage accounts	9,889,909	—	—	9,889,909
ArcBest Corporation stock fund	—	4,914,215	—	4,914,215
Total assets in fair value hierarchy	$430,389,947	$4,914,215	$—	$435,304,162

Investments measured at net asset value(a)
Collective trust funds(b)				323,287,158
Total investments at fair value				$758,591,320

(a)	Investments are measured using the NAV practical expedient, and therefore, have not been classified in the fair value hierarchy.
(b)	Funds file U.S. Department of Labor Form 5500 as a direct filing entity. Therefore, disclosure of significant investment strategy is not required. There are no unfunded commitments or significant restrictions on redemptions.

Note 4:Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, and an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.

Investments in the ArcBest Corporation stock fund, which holds investments in the common stock of the Company, qualify as party-in-interest transactions. The ArcBest Corporation stock fund also holds cash equivalent investments in the State Street Institutional U.S. Government Money Market Fund administered by State Street Global Markets, LLC, and an affiliate of State Street Corporation. State Street Bank and Trust Company is also an affiliate of State Street Corporation.

CapTrust Partners, LLC provides investment consulting and investment management services for the Plan. During 2025 and 2024, the Plan paid CapTrust Partners, LLC a total of $93,500 and $75,338, respectively, for these services.

All revenue sharing is rebated to participant accounts; however, for the years ended December 31, 2025 and 2024, the Plan has not generated any revenue share based on the investments available in the Plan.

For the year ended December 31, 2025 and 2024, the Plan paid $308,829 and $288,767, respectively, for recordkeeping, trust, and administrative and advisor services to Schwab Retirement Plan Services, Inc.

ArcBest 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2025 and 2024

Individually immaterial expenses paid by the Plan to parties-in-interest aggregating to $65,938 and $93,873 were recorded in administrative expenses for 2025 and 2024, respectively. The Company provides certain administrative services at no cost to the Plan.

Note 5:Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the financial statements.

Note 6:Delinquent Participant Contributions

During 2024, a participant's deferral contribution of $298 was not remitted to the Plan within the timeframe prescribed by the Department of Labor's Regulation 29 CFR 2510.3-102. Upon discovery in late 2024, the amount was remitted to the Plan and lost earnings for the late remittance was calculated and deposited in early 2025.

Supplemental Schedules

ArcBest 401(k) and DC Retirement Plan

EIN 71-0673405 PN 002

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year Ended December 31, 2025

	Participant Contributions Transferred Late to Plan	Total that Constitutes Nonexempt Prohibited Transactions
	Check Here if Late Participant Loan Repayments are Included ☐	Contributions Not Corrected	Contributions Corrected Outside Voluntary Fiduciary Correction Program ("VFCP")	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51
2024	$298	$—	$—	$—	$298

ArcBest 401(k) and DC Retirement Plan

EIN 71-0673405 PN 002

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2025

	Identity of Issuer	Description of Investment	Current Value
	Cash
*	Charles Schwab Trust Bank	Cash Reserve Account	$5,382

	Investments
	Mutual Funds
	Vanguard Trust Company	Vanguard Midcap Index Institutional, 699,971 shares	$55,563,708
	Vanguard Trust Company	Vanguard Small Cap Index Institutional, 244,074 shares	30,162,624
	Vanguard Trust Company	Vanguard Inflation Protected Secs I, 1,317,209 shares	12,329,080
	Vanguard Trust Company	Vanguard Total Intl Bond Idx Institutional, 252,313 shares	7,329,703
	Vanguard Trust Company	Vanguard Emrg Markets Index Admiral, 131,424 shares	5,862,821
	Vanguard Trust Company	Vanguard Real Estate Index Admiral, 17,624 shares	2,209,873
	Vanguard Trust Company	Vanguard Total Bond Market Index, 4 shares	35

	Collective Trust Investment
	Galliard Capital Management	Galliard Stable Return Fund C, 452,225 shares	28,652,947
	Vanguard Trust Company	Vanguard Development Mkt Idx Trust Unit D, 1,573,807 shares	55,335,037
	Vanguard Trust Company	Vanguard Institutional 500 Indx Unit D, 1,910,428 shares	266,562,032
	Vanguard Trust Company	Vanguard Institutional Ttl Bond Idx Unit D, 349,532 shares	38,504,463
	Vanguard Trust Company	Vanguard Target 2020, 126,344 shares	6,648,238
	Vanguard Trust Company	Vanguard Target 2025, 486,572 shares	27,578,908
	Vanguard Trust Company	Vanguard Target 2030, 583,309 shares	34,654,407
	Vanguard Trust Company	Vanguard Target 2035, 857,648 shares	54,443,488
	Vanguard Trust Company	Vanguard Target 2040, 529,798 shares	36,428,907
	Vanguard Trust Company	Vanguard Target 2045, 701,790 shares	50,900,816
	Vanguard Trust Company	Vanguard Target 2050, 574,482 shares	42,999,976
	Vanguard Trust Company	Vanguard Target 2055, 474,169 shares	47,540,174
	Vanguard Trust Company	Vanguard Target 2060, 307,106 shares	24,304,399
	Vanguard Trust Company	Vanguard Target 2065, 264,629 shares	12,892,743
	Vanguard Trust Company	Vanguard Target 2070, 22,568 shares	670,734
	Vanguard Trust Company	Vanguard Target Retirement Income, 219,502 shares	10,999,256

	Self-directed Brokerage Accounts
*	Charles Schwab & Co., Inc.	Personal Choice Retirement Accounts	9,977,806

	Employer Stock Fund
*	ArcBest Corporation	ArcBest Corporation Stock Fund - Common Stock	3,412,517
*	ArcBest Corporation	ArcBest Corporation Stock Fund - Money Market Fund	87,659

	Total Investments		$866,052,351

*	Notes Receivable from Participants	Various loans with interest rates of 4.25% to 10.50% with maturity dates from 9/16/2025 to 9/5/2035	$9,152,591

*Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ArcBest 401(k) and DC Retirement Plan

Date: June 24, 2026	/s/ Jason T. Parks
Jason T. Parks
Vice President – Controller and Chief Accounting Officer (Principal Accounting Officer)
ArcBest Corporation

EXHIBIT INDEX

Exhibit Number.	Seq. Description

23.1*	Consent of Forvis Mazars, LLP

101.INS*	XBRL Instance Document – the instance document does not appear in the Interactive Data Files because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	The Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

*     Filed herewith.